UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021.

 Commission File Number 001-15148

BRF S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

8501, Av. Das Naçoes Unidas, 1st Floor

Pinheiros – 05425-070, São Paulo – SP

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

* * *

This Report on Form 6-K, including Exhibit 1 hereto, includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance. These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause the Company’s actual financial condition and results of operations to differ materially from those set out in the Company’s forward-looking statements. You are cautioned not to put undue reliance on such forward-looking statements. The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements, whether because of new information, future events or otherwise. The risks and uncertainties relating to the forward-looking statements in this Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2021

BRF S.A.

By: /s/ Carlos Alberto Bezerra de Moura

Name: Carlos Alberto Bezerra de Moura

Title: Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit Description of Exhibit

1	Announcement with respect to the extension of Total Consideration of its cash tender offer for its 4.875% Senior Notes due 2030 to the Expiration Date.

Exhibit 1

BRF announces extension of Total Consideration of its cash tender offer for its 4.875% Senior Notes due 2030 to the Expiration Date

São Paulo, Brazil – June 15, 2021 – BRF S.A. (“BRF”) today announces the extension of the Total Consideration (as defined below) to be paid in connection with its previously announced offer to purchase for cash for up to the Maximum Amount (as defined below) of the outstanding 4.875% Senior Notes due 2030 (“Notes”) issued by BRF (the “Offer”) such that holders of Notes who validly tender their Notes after the date hereof and on or prior to the Expiration Date (as defined below) will also be eligible to receive the Tender Consideration (as defined below) and the Early Tender Premium (as defined below).

The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 2, 2021 (the “Offer to Purchase”). Except for the modification described above, this press release is qualified in its entirety by the Offer to Purchase. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Offer to Purchase.

The Offer will expire at 11:59 p.m. (New York City time) on June 29, 2021, unless earlier terminated or extended by BRF (such time and date, as the same may be extended, the “Expiration Date”).

Holders who validly tender their Notes in the Offer on or prior to the Expiration Date will be eligible to receive the total consideration of U.S.$1,047.50 per U.S.$1,000 principal amount of Notes tendered (the “Total Consideration”), which includes the tender consideration of U.S.$1,017.50 per U.S.$1,000 principal amount of Notes tendered (the “Tender Consideration”) and an early tender premium of U.S.$30.00 per U.S.$1,000 principal amount of Notes validly tendered (the “Early Tender Premium”). Accordingly, the Total Consideration for holders of Notes who validly tendered and did not validly withdraw their Notes at or prior to 5:00 p.m. (New York City time) on June 15, 2021 (the “Early Tender Date”) applies to holders of Notes who validly tender their Notes on or prior to the Expiration Date. The deadline for holders of Notes to validly withdraw tenders of Notes has passed. Accordingly, Notes tendered on or prior to the Early Tender Date may not be withdrawn or revoked, and Notes tendered after the date hereof and on or prior to the Expiration Date may not be withdrawn or revoked, except as required by applicable law.

In addition to the Total Consideration, holders whose Notes are validly tendered and accepted for purchase in the Offer will also receive accrued and unpaid interest (“Accrued Interest”) from, and including, the last interest payment date to, but not including, the Settlement Date (as defined below).

The settlement date for the Notes validly tendered on or before the Expiration Date and accepted for purchase is expected to be on or about one Business Day following the Expiration Date, which would be June 30, 2021 (the “Settlement Date”), unless the Expiration Date is extended by BRF in its sole discretion.

The following table sets forth certain revised information relating to the Offer.

Title of Security	CUSIPs	ISINs	Principal Amount Outstanding	Maximum Amount(3)	Tender Consideration(1)	Early Tender Premium(1)	Total Consideration(1)(2)
4.875% Senior Notes due 2030	10552T AG2 / P1905CJX9	US10552TAG22 / USP1905CJX94	U.S.$750,000,000	U.S.$180,000,000	U.S.$1,017.50	U.S.$30.00	U.S.$1,047.50

(1)	The amount to be paid for each U.S.$1,000 principal amount of Notes validly tendered and accepted for purchase, excluding Accrued Interest on the Notes to the Settlement Date.

(2)	The Total Consideration equals the Tender Consideration plus the Early Tender Premium.
(3)	The Maximum Amount equals a total purchase price, including any applicable Tender Consideration and Early Tender Premium but excluding any applicable Accrued Interest, of U.S.$180.0 million.

General Information

BRF’s obligation to accept for purchase, and pay for, Notes that are validly tendered and not validly withdrawn pursuant to the Offer is conditioned upon the satisfaction or waiver by BRF of a number of conditions described in the Offer to Purchase.

BRF has the right, in its sole discretion, to amend or terminate the Offer at any time, subject to applicable law.

BRF has retained Banco BTG Pactual S.A.—Cayman Branch and Citigroup Global Markets Inc. to serve as dealer managers and D.F. King & Co., Inc. to serve as information and tender agent for the Offer. The Offer to Purchase and any related supplements are available at the D.F. King & Co., Inc. website at www.dfking.com/brf. Requests for the Offer to Purchase and any related supplements may also be directed to D.F. King & Co., Inc. by telephone at +1 (212) 269-5550 or +1 (866) 856-3065 (U.S. toll free) or in writing at brf@dfking.com. Questions about the Offer may be directed to Banco BTG Pactual S.A.—Cayman Branch by telephone at +1 (212) 293-4600 (collect) or by email at OL-DCM@btgpactual.com and Citigroup Global Markets Inc. by telephone at +1 (212) 723-6106 (toll free) or +1 (800) 558-3745 (collect).

This press release shall not constitute an offer to purchase or a solicitation of acceptance of the offer to purchase, which are being made only pursuant to the terms and conditions contained in the Offer to Purchase, as modified by the terms above. The Offer is not being made to, nor will BRF accept tenders of Notes from, holders in any jurisdiction in which the Offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction. In any jurisdiction where the laws require the Offer to be made by a licensed broker or dealer, the Offer will be made by the dealer managers on behalf of BRF.

None of BRF, the information and tender agent, the dealer managers or the trustee with respect to the Notes, nor any of their respective affiliates, makes any recommendation as to whether holders should tender or refrain from tendering all or any portion of their Notes in response to the Offer. None of BRF, the information and tender agent, the dealer managers or the trustee with respect to the Notes, nor any of their respective affiliates, has authorized any person to give any information or to make any representation in connection with the Offer other than the information and representations contained in the Offer to Purchase.

Neither the U.S. Securities and Exchange Commission, any U.S. state securities commission nor any regulatory authority of any other country has approved or disapproved of the Offer, passed upon the merits or fairness of the Offer or passed upon the adequacy or accuracy of the disclosure in the Offer to Purchase.

About BRF

BRF is a sociedade anônima (corporation) organized under the laws of the Federative Republic of Brazil. BRF’s principal executive offices are located at Av. das Nações Unidas, 8501 – 1st Floor, Pinheiros, 05425-070, São Paulo, SP, Brazil, and its telephone number at this address is +55-11-2322-5000/5355/5048.

Forward-Looking Statements

Statements in this press release may be “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which are subject to risks and uncertainties. Other than statements of historical fact, information regarding activities, events and developments that BRF expects or anticipates will or may occur in the future are forward-looking statements based on management’s estimates, assumptions and projections. Many forward-looking statements may be identified by the use of words such as “expect,” “anticipate,” “intend,” “plan,” “believe, “estimate” and similar expressions. Forward-looking statements contained in this press release are predictions only and actual results could differ materially from management’s expectations due to a variety of factors, including those described the section titled “Risk Factors” in BRF’s Annual Report for fiscal year 2020 on Form 20-F. All forward-looking statements attributable to BRF are expressly qualified in their entirety by such risk factors. The forward-looking statements that BRF makes in this press release are based on management’s current views and assumptions regarding future events and speak only as of their dates. BRF and the dealer managers assume no obligation to update developments of these risk factors or to announce publicly any revisions to any of the forward-looking statements that BRF makes, or to make corrections to reflect future events or developments, except as required by the U.S. federal securities laws.

DISCLAIMER

This press release must be read in conjunction with the Offer to Purchase, which contains important information. None of BRF, the dealer managers, the information and tender agent and any person who controls, or is a director, officer, employee or agent of such persons, or any affiliate of such persons, makes any recommendation as to whether holders of Notes should participate in the Offer.